P.E. 1/31/02

02012927

RECEIVED
FEB 0 4 2002
SEC MAIL PROCESSING WASH. D.C. 354 SECTION

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 31 January, 2002

PROCESSED
FEB 1 1 2002
THOMSON
FINANCIAL P

GlaxoSmithKline plc
(Name of registrant)

GLAXO WELLCOME HOUSE, BERKELEY AVENUE,
GREENFORD, MIDDLESEX UB6 0NN
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F

Form 20-F ____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ____ No ___

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

30 January 2002	Abacus (GW) Trustees Limited, as trustee of The Glaxo Wellcome Employee Trust ("the Trust"), transferred 110,503 Ordinary Shares in the Company to participants of the Glaxo Wellcome 1999 Share Option Plan, the Glaxo Wellcome UK Share Option Scheme and the Glaxo Wellcome International Share Option Scheme.

The Company was advised of this transaction on 31 January 2002.

The Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline Services plc (formerly Glaxo Wellcome plc) and its subsidiaries are potential beneficiaries. Two of the Company's directors, Sir Richard Sykes and John Coombe are therefore interested in the shares held in the Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline Services plc and its subsidiaries.

S M Bicknell
Company Secretary

31 January 2002

GlaxoSmithKline plc
Registered in England & Wales
No. 3888792
Registered office
Glaxo Wellcome House
Berkeley Avenue, Greenford
Middlesex. UB6 0NN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 31 January, 2002

By: VICTORIA LLEWELLYN
Victoria Llewellyn
Authorised Signatory for and on behalf of GlaxoSmithKline plc